[redacted]

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53532 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DENNING & COMPANY LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE CALIFORNIA STREET, SUITE 2800
(No. and Street)

SAN FRANCISCO (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PAUL DENNING (415) 399-3939
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311 (Address) LARKSPUR (City) CALIFORNIA (State) 94939 (Zip Code)

PROCESSED
MAR 6 2009
THOMSON REUTERS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, PAUL DENNING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DENNING & COMPANY LLC, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT/ CEO

Title

Notary Public

STEPHANIE NICOLE YEE-DEGUZMAN
Commission # 1771657
Notary Public - California
San Francisco County
My Comm. Expires Oct 4, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*CLARIDAD & CROWE*

**Certified Public Accountants**
**A Partnership of Professional Corporations**

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

## INDEPENDENT AUDITOR'S REPORT

To the Member
Denning & Company LLC
San Francisco, California

We have audited the statement of financial condition of Denning & Company LLC as of December 31, 2008, and the related statements of operations and comprehensive income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Denning & Company LLC, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 16 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe
CERTIFIED PUBLIC ACCOUNTANTS

February 6, 2009

## DENNING & COMPANY LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2008**

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 548,258 |
| Accounts receivable | 2,193,835 |
| Prepaid expenses | 35,014 |
| Furniture and equipment, net of accumulated depreciation of $45,710 | 121,732 |
| | $ 2,898,839 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 43,829 |
| State taxes payable | 6,000 |
| Liability for pension benefits | 204,227 |
| Total liabilities | 254,056 |
| Member's equity | 2,644,783 |
| | $ 2,898,839 |

See notes to financial statements.

## DENNING & COMPANY LLC

## STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

**For the Year Ended December 31, 2008**

| | |
|---|---|
| REVENUES | |
| Investment banking and advisory fees | $ 1,546,000 |
| Interest income | 165,029 |
| Loss on foreign currency translation | (12,012) |
| | 1,699,017 |
| EXPENSES | |
| Compensation | 1,925,121 |
| Pension cost | 286,992 |
| Professional fees | 95,905 |
| Rent | 99,300 |
| Travel | 283,062 |
| Telephone | 27,115 |
| Regulatory fees | 15,272 |
| Other operating expenses | 219,892 |
| | 2,952,659 |
| LOSS BEFORE INCOME TAXES | (1,253,642) |
| INCOME TAXES | (6,800) |
| NET LOSS | (1,260,442) |
| OTHER COMPREHENSIVE INCOME | |
| Defined benefit pension plan | |
| Net income arising during period | 70,697 |
| TOTAL COMPREHENSIVE INCOME LOSS | $ (1,189,745) |

See notes to financial statements.

# DENNING & COMPANY LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

### For the Year Ended December 31, 2008

| | |
|---|---|
| MEMBER'S CAPITAL ACCOUNT | |
| Balance, December 31, 2007 | $ 5,745,225 |
| Net loss | (1,260,442) |
| Distributions | (1,840,000) |
| Balance, December 31, 2008 | 2,644,783 |
| ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) | |
| Balance, December 31, 2007 | (70,697) |
| Change in other comprehensive income<br>Liability for unfunded pension benefits | 70,697 |
| Balance, December 31, 2008 | 0 |
| TOTAL MEMBER'S CAPITAL, December 31, 2008 | $ 2,644,783 |

See notes to financial statements.

## DENNING & COMPANY LLC

## STATEMENT OF CASH FLOWS

### For the Year Ended December 31, 2008

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (1,260,442) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 6,000 |
| Change in assets and liabilities: | |
| (Increase) decrease in: | |
| Accounts receivable | 3,121,657 |
| Prepaid pension costs | 22,765 |
| Other prepaid expenses | (3,352) |
| Other current assets | 102,230 |
| (Decrease) increase in: | |
| Accounts payable and accrued expenses | (33,183) |
| Pension plan payable | 204,227 |
| Net adjustments | 3,420,344 |
| Net cash provided by operating activities | 2,159,902 |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Distributions paid | (1,840,000) |
| Net cash used by financing activities | (1,840,000) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 319,902 |
| CASH AND CASH EQUIVALENTS, December 31, 2007 | 228,356 |
| CASH AND CASH EQUIVALENTS, December 31, 2008 | $ 548,258 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

| | | |
|---|---|---|
| Cash paid during the year for: | Income taxes | $ 6,800 |
| | Interest | $ 0 |

See notes to financial statements.

**DENNING & COMPANY LLC**
**NOTES TO FINANCIAL STATEMENTS**
**For the Year Ended December 31, 2008**

## NOTE A – Summary of Significant Accounting Policies

### Organizational Structure and Business Activity

Denning & Company LLC (the Company) was formed as a Limited Liability Company in California in June, 2001, with a termination date of December 31, 2021. Under this form of organization, the members are not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission in October, 2001, and became licensed with the National Association of Securities Dealers in January, 2002. The Company engages in private equity advisory services on a fee basis.

### Accounting

These financial statements are prepared using the accrual method of accounting.

### Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Accounts Receivable

The Company considers receivables to be fully collectible and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

### Furniture and Equipment

Equipment purchases greater than $ 500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

### Foreign Currency Translation

For significant non-U.S. transactions, the functional currency is the Euro. Revenues earned are translated into U.S. dollars using the exchange rate on the date the revenue is earned. Accounts receivable are adjusted into U.S. dollars using the year end exchange rate.

NOTE A – Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Private equity advisory fees are recognized as revenue when earned per fee contract or the success of a predetermined event.

Income Taxes

No provision or liability for federal or state income taxes has been made in the financial statements since the Company's income and losses are reported on the individual member's tax returns. The provision is for the annual state limited liability minimum tax and annual fee.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who maintain a special account for the exclusive benefit of customers.

Comprehensive Income

Statement of Financial Accountings Standards No. 130, *Reporting Comprehensive Income* (SFAS 130), requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

NOTE B – Accounts Receivable

Accounts receivable at December 31, 2008, consist of amounts due from one client.

A loss on foreign currency translation of $12,012 related to accounts receivable in the functional currency is included in the statement of operations for the year ended December 31, 2008.

NOTE C – Defined Benefit Pension Plan

In 2002, the Company established a qualified, noncontributory defined benefit pension plan covering all of its employees. The benefits are based on each employee's years of service and average annual compensation over the three highest consecutive plan years. An employee becomes fully vested upon completion of six years of qualifying service. Member benefit accruals were frozen December 31, 2003 in order to reduce the 2003 funding obligations. On January 1, 2004, by plan amendment, benefit accruals were unfrozen for all participants and the plan benefit percentage was increased from 200% to 500%.

The Company's funding policy is to contribute based on actuarial computations and the funded status of the plan. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Funded status of plan at December 31, 2008

| | |
|---|---|
| a. Accumulated pension benefit obligation | $(1,829,876) |
| b. Additional amounts for pay increases | (122,224) |
| c. Total pension benefit obligation | (1,952,100) |
| d. Fair value of assets | 1,684,107 |
| e. Pension benefit obligation in excess of plan assets | (267,993) |
| f. Unrecognized loss | 63,766 |
| g. Liability for pension costs | $ (204,227) |
| h. Additional minimum liability for unfunded pension benefits, if any (a. + d. – g.) | $ 0 |

Reconciliation of prepaid cost before recognition of additional liability at December 31, 2008

| | |
|---|---|
| Prepaid pension cost at beginning of year | $ 22,765 |
| Net periodic pension cost for the year | (286,992) |
| Actual contributions for the year | 60,000 |
| (Accrued) Prepaid pension cost at end of year | $ (204,227) |

Unrecognized net loss

| | |
|---|---|
| Unrecognized net (gain) at end of year | $ (66,324) |
| Experience loss as of beginning of year | 79,406 |
| Unrecognized net loss at end of year | 13,082 |
| Investment loss for the year | 50,684 |
| Unrecognized net loss at end of year | $ 63,766 |

NOTE C – Defined Benefit Pension Plan (continued)

Change in Projected Benefit Obligation

| | |
|---|---|
| Projected benefit obligation as of the prior year | $ 1,632,115 |
| Service cost | 290,476 |
| Interest cost | 79,125 |
| Actuarial gain | (49,616) |
| Benefit payments during the year | 0 |
| Projected benefit obligation at end of year | $ 1,952,100 |

Change in Plan Assets

| | |
|---|---|
| Fair value of assets at beginning of year | $ 1,592,182 |
| Actual return on assets | 31,925 |
| Contributions during the year | 60,000 |
| Benefit payments during the year | 0 |
| Fair value of assets at end of year | $ 1,684,107 |

Benefits expected to be paid in each of the next 10 years

| | |
|---|---|
| 2009 | $ 148,532 |
| 2010 | 146,409 |
| 2011 | 144,123 |
| 2012 | 141,673 |
| 2013 | 139,067 |
| 2014 – 2018 | 649,108 |
| | $ 1,368,912 |

The assumed discount rate used to measure the projected benefit obligation is 5%, the rate of increase in future compensation levels is 4% and the expected long-term rate of return on assets is 5%.

Plan assets at December 31, 2008 were made up entirely of interest bearing money market accounts. The long-term rate of return on assets is in line with the Corporate Composite Bond Rate published by the Internal Revenue Service.

NOTE D – Concentrations of Credit Risk

The Company maintains cash balances at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008, the Company's uninsured cash balances totaled $298,258.

NOTE E – Lease Commitments

Minimum lease payments under a non-cancelable operating lease for the Company's office are:

| | |
|---|---|
| 2009 | $ 82,800 |
| 2010 | 82,800 |
| 2011 | 82,800 |
| | $ 248,400 |

Lease payments aggregating $99,300 are included in rent in the statement of operations.

NOTE F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company's net capital is $294,202, which is $277,265 in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was .86 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

## ADDITIONAL INFORMATION

# DENNING & COMPANY LLC

## COMPUTATION OF NET CAPITAL

### December 31, 2008

| | |
|---|---|
| NET CAPITAL | |
| Member's equity | $ 2,644,783 |
| Less nonallowable assets: | |
| Accounts receivable | (2,193,835) |
| Prepaid expenses | (35,014) |
| Furniture and equipment, net | (121,732) |
| Total adjustments | (2,350,581) |
| NET CAPITAL | $ 294,202 |
| AGGREGATE INDEBTEDNESS | |
| Items included in statement of financial condition | |
| Accounts payable and accrued expenses | $ 43,829 |
| State taxes payable | 6,000 |
| Liability for pension benefits | 204,227 |
| | $ 254,056 |
| COMPUTATION OF BASIS NET CAPITAL REQUIREMENTS | |
| Minimum net capital requirement (6-2/3 % of aggregate indebtedness) | $ 16,937 |
| Net capital in excess of minimum requirement | $ 277,265 |
| Ratio of aggregate indebtedness to net capital | .86 to 1 |
| RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31) | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 294,202 |
| Net capital as reported herein | $ 294,202 |
| Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report | $ 254,056 |
| Aggregate indebtedness, as reported herein | $ 254,056 |

## DENNING & COMPANY LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

**December 31, 2008**

An exception from Rule 15c3-3 is claimed, based on section (k)(2)(i). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

## INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

**December 31, 2008**

Not applicable.

*CLARIDAD & CROWE*

**Certified Public Accountants**
**A Partnership of Professional Corporations**

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

February 6, 2009

To the Member
Denning & Company LLC
San Francisco, California

In planning and performing our audit of the financial statements of Denning & Company LLC for the year ended December 31, 2008 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management and the Securities and Exchange Commission and other regulatory agencies that rely on rule 17 a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

**CERTIFIED PUBLIC ACCOUNTANTS**

**END**